This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-153640
Prospectus supplement (subject to completion, dated March 16, 2010)
(To prospectus dated March 16, 2010)

First Niagara Financial Group, Inc.

$
     % Senior Notes due

Interest payable           and

Issue price:

We will pay interest on the notes at an annual rate equal to     % and will pay interest on           and           of each year, beginning on          , 2010. The notes will mature on          .

We may redeem the notes, in whole or in part, at any time at the redemption prices described on page S-29. There is no sinking fund for the notes.

The notes will be senior unsecured obligations of First Niagara Financial Group, Inc. and will rank equally among themselves and with all of our other unsecured and unsubordinated indebtedness. The notes will not be guaranteed by any of our subsidiaries.

The notes will be issued only in registered book-entry form, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Investing in the notes involves risks. See “Risk factors” beginning on page S-10 to read about factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per Note	Total

Public offering price(1)%	$

Underwriting discount and commissions %	$

Proceeds to First Niagara Financial Group, Inc. (before expenses)(1)%	$

(1)	Plus accrued and unpaid interest, if any, from March , 2010.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about March   , 2010. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme, Luxembourg and Euroclear Bank S.A./N.V.

Joint-Bookrunners

J.P. Morgan	Goldman, Sachs & Co.

Co-Manager

Janney Montgomery Scott

March   , 2010

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus together are an offer to sell only the shares offered hereby and thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where you can find more information.”

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. First Niagara Financial Group, Inc.’s business, financial condition, results of operations and prospects may have changed since such dates. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the notes and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc., and all references to the “Company” mean First Niagara and its consolidated subsidiaries, taken together.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov and on our website at https://www.fnfg.com.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information

S-i

contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2009;

•	Current Reports on Form 8-K filed on the following dates: January 14, 2010, February 25, 2010 and March 16, 2010 (relating to certain financial statements of Harleysville National Corporation); and

•	Preliminary Notice of 2010 Annual Meeting and Proxy Statement filed on Schedule 14A on March 9, 2010.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York 14095-0514
Attention: Investor Relations Department
(716) 625-7692

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

Special note regarding forward-looking statements

This prospectus supplement and the accompanying prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. These statements usually can be identified by the use of forward-looking language such as “our goal”, “our objective”, “our plan”, “will likely result”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “believes”, “estimates” or other similar words or expressions or conditional verbs such as “will”, “would”, “could”, and “should”.

Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties. Although management believes that the expectations, forecasts and goals

S-ii

reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including the following factors:

•	General economic conditions, either nationally or in our market areas, that are worse than expected;

•	Significantly increased competition among depository and other financial institutions;

•	Inflation and changes in the interest rate environment that reduce our margins or fair value of financial instruments;

•	Changes in laws or government regulations affecting financial institutions, including changes in regulatory fees and capital requirements;

•	Our ability to enter new markets successfully and capitalize on growth opportunities;

•	Our ability to successfully integrate acquired entities, including with respect to the proposed merger with Harleysville National Corporation, discussed under the heading “The agreement to acquire Harleysville National Corporation”;

•	Changes in consumer spending, borrowing and savings habits;

•	Changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board; and

•	Changes in our organization, compensation and benefit plans.

You should refer to our periodic and current reports filed with the SEC (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See above under the caption “Where you can find more information” in this prospectus supplement.

S-iii

Summary

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the notes. You should pay special attention to the “Risk factors” section of this prospectus supplement to determine whether an investment in the notes is appropriate for you.

About First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc., a Delaware corporation, provides a wide range of retail and commercial banking as well as other financial services through our wholly owned, federally chartered savings bank subsidiary, First Niagara Bank. We are positioned as a leading community-oriented bank in Upstate New York and Western Pennsylvania, providing our retail consumer and business customers with banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, wealth management products, as well as retail and commercial deposit products. Additionally, we offer insurance and employee benefits consulting services through a wholly owned subsidiary of First Niagara Bank. At December 31, 2009, we had $14.6 billion of assets, $9.7 billion in deposits and stockholders’ equity of $2.4 billion.

We were organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and a reorganization to a two-tiered mutual holding company. In November 2002, we converted First Niagara Bank and the mutual holding company to a federal charter subject to Office of Thrift Supervision (“OTS”) regulation. In January 2003, we converted the mutual holding company to stock form, with our shares of common stock owned by the mutual holding company being sold to depositors and other investors. Since 1998, we deployed the proceeds from these stock offerings through multiple whole-bank and nonbank financial services company acquisitions, as well as the opening of a number of de novo branches in target markets across Upstate New York. This strategy, coupled with our organic growth initiatives, included an emphasis on expanding our commercial operations and financial services businesses.

On September 4, 2009, we completed the acquisition of 57 branch locations in Western Pennsylvania from National City Bank, and on July 26, 2009, we entered into a merger agreement with Harleysville National Corporation, the parent company of Harleysville National Bank & Trust Company (“Harleysville National Bank”), which through its national bank subsidiary, operates 83 branch locations in the metropolitan Philadelphia and Lehigh Valley, Pennsylvania market areas. See “—First Niagara Bank—The acquisition of National City branch locations” and “First Niagara Bank—The agreement to acquire Harleysville National Corporation”, below in this Summary.

We are currently regulated as a savings and loan holding company by the OTS. On November 27, 2009, we applied to the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to become a bank holding company in connection with our proposed acquisition of Harleysville National Corporation and Harleysville National Bank. If our

application is granted, we would be regulated on a consolidated basis by the Federal Reserve Board rather than the OTS. In connection with this application, on December 3, 2009, First Niagara Bank applied to the Office of the Comptroller of the Currency (“OCC”) to convert its charter from a federal savings bank to a national bank. If that application is granted, First Niagara Bank would have the OCC as its primary regulator rather than the OTS.

Our principal executive offices are located at 726 Exchange Street, Suite 618, Buffalo, New York, 14210, and our telephone number is (716) 819-5500.

First Niagara Bank

First Niagara Bank was organized in 1870, and is a community-oriented bank providing financial services to individuals, families, and businesses through our branch network located across Upstate New York and Western Pennsylvania. As of December 31, 2009, First Niagara Bank and its subsidiaries on a consolidated basis had $14.5 billion of assets, $9.7 billion of deposits, $1.9 billion of stockholders’ equity, employed almost 3,000 people, and operated through 171 branches and several financial services subsidiaries.

First Niagara Bank’s subsidiaries provide a range of financial services to individuals and companies in our market areas and include: First Niagara Commercial Bank (the “Commercial Bank”), our New York State chartered bank whose primary purpose is to generate municipal deposits; First Niagara Funding, Inc., our real estate investment trust which primarily holds certain of our commercial real estate and business loans; and First Niagara Risk Management, Inc. (“FNRM”), our full service insurance agency and employee benefits consulting firm engaged in the sale of insurance products, including business and personal insurance, surety bonds, life, disability and long-term care coverage, and other risk management advisory services. FNRM’s risk management consulting business includes alternative risk and self-insurance, claims investigation and adjusting services, and third-party administration of self-insured workers’ compensation plans. FNRM’s employee benefits consulting business includes a retirement plan practice, compliance services and benefit plan administration, as well as a compensation consulting practice.

The acquisition of National City branch locations

On April 6, 2009, First Niagara Bank entered into a Purchase and Assumption Agreement with National City Bank (“NatCity”) and The PNC Financial Services Group, Inc. (“PNC”) pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities of 57 NatCity branch locations (the “NatCity Branches”) in the Pittsburgh, Erie and Warren, Pennsylvania banking markets (the “Branch Acquisition”). The Federal Reserve Board and the U.S. Department of Justice (the “DOJ”) required NatCity to divest these and other branch locations in connection with the merger of PNC and NatCity’s former parent company, National City Corporation.

On September 4, 2009, we completed the Branch Acquisition, and First Niagara Bank assumed approximately $3.9 billion of deposit liabilities (55% core), acquired approximately $756.9 million of performing loans and $3.1 billion in cash, as well as the real and personal property associated with the NatCity Branches. We paid a deposit premium of 1.3% in connection with this acquisition. Concurrently with the closing of the Branch Acquisition, we elected to have NatCity purchase $150.0 million of our 12% Senior Notes due September 10, 2014, pursuant to a Securities Purchase

Agreement that we entered into with PNC and NatCity on the same date as the Purchase and Assumption Agreement.

Our allowance for credit losses was 1.20% of total loans at December 31, 2009, compared to 1.15% at September 30, 2009. Our allowance for credit losses was 129% of nonperforming loans at December 31, 2009, compared to 124% at September 30, 2009. Including the credit related discount on the loans obtained in the NatCity Branch Acquisition, our allowance for credit losses was 1.78% and 1.77% of total loans at December 31, 2009 and September 30, 2009, respectively, and 192% of nonperforming loans at December 31, 2009 and September 30, 2009. We believe that these non-GAAP financial ratios that include the impact of the Branch Acquisition provide a meaningful analysis of our ability to withstand credit losses in our loan portfolio. We also believe that these ratios provide for a better comparison to our peers. These ratios add the credit related discount on the acquired NatCity loans of $43.0 million and $45.1 million at December 31, 2009 and September 30, 2009, respectively, to our allowance for credit losses at those dates.

The agreement to acquire Harleysville National Corporation

On July 26, 2009 we entered into a merger agreement (the “Merger Agreement”) to acquire Harleysville National Corporation and its wholly owned subsidiary, Harleysville National Bank (the “Merger”). At December 31, 2009, Harleysville National Corporation had $5.2 billion in assets and $3.9 billion in deposits, and through Harleysville National Bank operated 83 branch locations in the metropolitan Philadelphia and Lehigh Valley, Pennsylvania market areas. Under the terms of the Merger Agreement, stockholders of Harleysville National Corporation will receive 0.474 shares of First Niagara stock for each share of common stock they own, subject to a downward adjustment in the event that loan delinquencies, as defined in the Merger Agreement, of Harleysville National Corporation are equal to or greater than $237.5 million as of the month end prior to the closing date. At December 31, 2009, Harleysville National Corporation loan delinquencies were approximately $182.8 million.

Consummation of the Merger is subject to certain conditions, including, among others, approval of the Merger Agreement by the stockholders of Harleysville National Corporation (which approval was granted by Harleysville National Corporation’s stockholders at their special meeting on January 22, 2010), governmental filings and regulatory approvals and expiration of applicable waiting periods, the accuracy of specified representations and warranties of each party, and the absence of any material adverse effects with respect to either party since March 31, 2009 (with respect to Harleysville National Corporation, a material adverse effect is defined to include, among other events, loan delinquencies equal to or greater than $350.0 million as of any month end prior to the closing date, excluding any month end subsequent to February 28, 2010). Although no assurance can be given, the transaction is expected to close early in the second quarter of 2010.

On May 28, 2009, Harleysville National Bank was advised that the OCC established higher minimum capital ratios for Harleysville National Bank than the “well-capitalized” ratios generally applicable to banks under current regulations. To be “well-capitalized”, banks generally must maintain a Tier 1 leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. In the case of Harleysville National Bank, however, the OCC established higher “individual minimum capital ratios” (“IMCR”) requiring a Tier 1 leverage ratio of at least 8% of adjusted total assets, a Tier 1 risk-

based capital ratio of at least 10% and a total risk-based capital ratio of at least 12%. In December 2009, we lent $50.0 million to Harleysville National Corporation, the proceeds of which Harleysville National Corporation contributed to Harleysville National Bank as Tier 1 capital. Harleysville National Corporation pledged the stock of Harleysville National Bank to us to secure repayment of the loan. Harleysville National Bank has indicated that, after giving effect to the capital contribution, it had exceeded the prompt corrective action ratios for “well-capitalized” banks; however, it is below Harleysville National Bank’s higher IMCR requirements established by the OCC. In addition, in December 2009 First Niagara Bank purchased $63.2 million of performing commercial loans from Harleysville National Bank.

Risk factors

An investment in the notes involves certain risks. You should carefully consider the risks described under “Risk factors” beginning on page S-10 of this prospectus supplement and in the “Risk factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary of offering

The following summary contains basic information about the notes and is not complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of the notes.”

Issuer	First Niagara Financial Group, Inc., a Delaware corporation.

Notes offered	$ aggregate principal amount of % Senior Notes due (the “notes”).

Issue price	%

Issue date	, 2010.

Maturity date	.

Interest rate; Interest payment dates	We will pay interest on the notes at an annual rate equal to % and will pay such interest on and of each year (each an “interest payment date”), beginning on , 2010.

Record dates	and .

Day count convention	30/360.

No guarantees	The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.” The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Ranking	The notes will be senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness and will be effectively subordinated to our existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries.

As of December 31, 2009, our consolidated subsidiary had, in the aggregate, outstanding debt and other liabilities, including deposits, of approximately $12.5 billion, all of which would structurally rank senior to the notes in case of liquidation or otherwise. As of December 31, 2009, First Niagara (parent company only) had an aggregate of approximately $150 million of outstanding senior debt and approximately $62.4 million of outstanding subordinated debt.

The indenture does not limit the amount of additional indebtedness we or our subsidiaries may incur.

Optional redemption	We may redeem the notes at any time, in whole or from time to time in part, at the redemption prices described under “Description of the notes—Optional redemption by us” in this prospectus supplement.

Sinking fund	There is no sinking fund for the notes.

Future issuances	The notes will initially be limited to an aggregate principal amount of $ . We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series.

Use of proceeds	The net proceeds to us from the sale of the notes, after deduction of estimated underwriting discounts and commissions and estimated expenses payable by us, will be approximately $ million, a portion of which will be used to (i) redeem our $150.0 million 12% Senior Notes due September 10, 2014 issued to NatCity in connection with the Branch Acquisition and (ii) repay $50.0 million outstanding under a line of credit extended by Fifth Third Bank, and the remainder will be used for general corporate purposes. The Fifth Third Bank line of credit carries an interest rate of LIBOR plus 150 basis points, which for December 2009 produced a weighted average interest rate of 1.74%, and has a final maturity date of March 29, 2010. The proceeds of our Senior Notes due September 10, 2014 and proceeds from the Fifth Third Bank line of credit were used for general corporate purposes. See the section entitled “Use of proceeds”.

Form and denomination	The notes will be offered in book-entry form through the facilities of The Depository Trust Company in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Listing	The notes will not be listed on any securities exchange.

Governing law	The notes and the indenture pursuant to which we will issue the notes will be governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon.

No prior market	The notes will be new securities for which there is no existing market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. We cannot assure you that an active or liquid market for the notes will develop or be maintained.

Expected ratings	We expect that the notes will be rated Baa1, BBB−, and BBB, by Moody’s Investors’ Service, Standard & Poor’s and Fitch Ratings, respectively. None of these securities ratings is a recommendation to buy, sell or hold these notes. Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

Summary selected consolidated financial information

The following table presents selected summary consolidated financial and other data as of and for the periods presented. The selected historical financial data as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 is derived from our audited consolidated financial statements and related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The selected historical financial data for prior years is derived from our audited consolidated financial statements which are not incorporated by reference into this prospectus supplement and accompanying prospectus.

	As of or for the year ended December 31,
(in thousands, except per share amounts)	2009	2008	2007	2006	2005

Selected financial condition data:
Total assets	$14,584,833	$9,331,372	$8,096,228	$7,945,526	$8,064,832
Loans and leases, net	7,241,153	6,385,982	5,654,705	5,593,512	5,216,299
Securities available for sale:
Mortgage-backed	3,650,058	1,232,383	817,614	717,601	867,037
Other	771,620	340,718	399,550	342,821	737,851
Securities held to maturity:
Mortgage-backed	1,093,552	–	–	–	–
Deposits	9,729,524	5,943,613	5,548,984	5,709,736	5,479,412
Borrowings	2,302,280	1,540,277	1,094,981	747,554	1,096,427
Stockholders’ equity	$2,373,661	$1,727,263	$1,353,179	$1,387,197	$1,374,423
Common shares outstanding	188,215	118,562	104,770	110,719	112,808
Preferred shares outstanding	–	184	–	–	–
Selected average balances:
Securities, at amortized cost	$3,293,438	1,327,183	1,135,221	1,377,191	1,688,250
Loans:
Commercial:
Real estate	2,739,914	2,432,981	2,101,431	1,965,832	1,748,839
Business	1,103,103	880,222	639,580	521,354	462,355
Specialized lending	193,999	187,311	182,691	165,935	159,645

Total commercial loans(1)	4,037,016	3,500,514	2,923,702	2,653,121	2,370,839
Residential	1,831,304	2,074,277	2,158,696	2,243,116	2,095,963
Home equity	658,826	589,721	498,039	445,356	360,519
Other consumer	154,971	161,096	145,501	182,518	186,368

Total loans	6,682,117	6,325,608	5,725,938	5,524,111	5,013,689
Total interest-earning assets	10,151,188	7,735,545	6,915,138	6,973,137	6,778,663
Goodwill and other intangibles	828,554	794,915	752,462	754,919	729,816
Total assets	11,534,907	8,963,141	7,997,299	8,028,761	7,852,588
Interest-bearing liabilities:
Savings accounts	829,246	790,707	889,398	1,057,992	1,263,953
Checking	680,606	486,789	487,173	507,215	507,522
Money market deposits	2,696,157	1,899,010	1,413,178	1,200,914	1,046,649
Certificates of deposit	2,290,845	2,106,481	2,263,933	2,202,282	1,831,418
Borrowed funds	1,961,173	1,372,314	853,297	980,429	1,176,710

Total interest-bearing liabilities	8,458,027	6,655,301	5,906,979	5,948,832	5,826,252

	As of or for the year ended December 31,
(in thousands, except per share amounts)	2009	2008	2007	2006	2005

Noninterest-bearing deposits	897,684	687,741	627,259	591,306	547,599
Total deposits(2)	7,394,538	5,970,728	5,680,941	5,559,709	5,197,141
Total liabilities	9,523,932	7,486,817	6,649,427	6,651,267	6,478,174
Net interest-earning assets	1,693,161	1,080,244	1,008,159	1,024,305	952,411
Stockholders’ equity	$2,010,975	1,476,324	1,347,872	1,377,494	1,374,414
Selected operations data:
Interest income	$490,758	$441,138	$422,772	$415,830	$375,217
Interest expense	126,358	172,561	198,594	169,349	125,067

Net interest income	364,400	268,577	224,178	246,481	250,150
Provision for credit losses	43,650	22,500	8,500	6,456	7,348

Net interest income after provision for credit losses	320,750	246,077	215,678	240,025	242,802
Noninterest income	125,975	115,735	131,811	111,218	90,663
Noninterest expense	326,672	228,410	222,466	211,851	188,206

Income before income taxes	120,053	133,402	125,023	139,392	145,259
Income taxes	40,676	44,964	40,938	47,533	52,400

Net income	79,377	88,438	84,085	91,859	92,859
Preferred stock dividend and accretion	12,046	1,184	–	–	–

Net income available to common stockholders	$67,331	$87,254	$84,085	$91,859	$92,859

Stock and related per share data:
Earnings per common share:
Basic	$0.46	$0.81	$0.82	$0.86	$0.85
Diluted	0.46	0.81	0.81	0.85	0.84
Cash dividends	0.56	0.56	0.54	0.46	0.38
Book value	$12.84	$15.02	$13.41	$12.99	$12.65

(1)	Total average commercial loans includes for the year ended December 31, 2009 includes $211,341 in average balances associated with the NatCity branch locations.

(2)	We define core deposits as total deposits less certificates of deposit. Total average core deposits for the year ended December 31, 2009 includes $617,903 in average core balances associated with the NatCity branch locations and $814,727 in average municipal core deposits. Total average core deposits for the year ended December 31, 2008 includes $556,115 in average municipal core deposits.

Ratio of earnings to fixed charges

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Years ended December 31,
	2009	2008	2007	2006	2005

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	3.18	3.38	4.02	4.57	4.27
Including interest on deposits	1.93	1.76	1.62	1.81	2.15

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges. For purposes of computing our ratio of earnings to fixed charges, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and securities sold under repurchase agreements, and one-third of our rental expense, which we deem to represent interest.

Risk factors

An investment in the notes involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks relating to the proposed acquisition of Harleysville National Corporation

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the Merger Agreement, including the Merger and the bank merger, may be completed, various approvals or consents must be obtained from the federal bank regulatory and other authorities. These governmental entities may impose conditions on the completion of the Merger or the bank merger or require changes to the terms of the Merger Agreement. Although we do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the Merger Agreement or imposing additional costs on or limiting our revenues, any of which might have a material adverse effect on us following the Merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

On May 28, 2009, Harleysville National Bank was advised that the OCC established higher minimum capital ratios for Harleysville National Bank than the “well-capitalized” ratios generally applicable to banks under current regulations. To be “well-capitalized”, banks generally must maintain a Tier 1 leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. In the case of Harleysville National Bank, however, the OCC established higher “individual minimum capital ratios” (“IMCR”) requiring a Tier 1 leverage ratio of at least 8% of adjusted total assets, a Tier 1 risk-based capital ratio of at least 10% and a total risk-based capital ratio of at least 12%. In December 2009, we lent $50.0 million to Harleysville National Corporation, the proceeds of which Harleysville National Corporation contributed to Harleysville National Bank as Tier 1 capital. Harleysville National Corporation pledged the stock of Harleysville National Bank to us to secure repayment of the loan. Harleysville National Bank has indicated that, after giving effect to the capital contribution, it had exceeded the prompt corrective action ratios for “well-capitalized” banks; however, it is below Harleysville National Bank’s higher IMCR requirements established by the OCC. In addition, in December 2009 First Niagara Bank purchased $63.2 million of performing commercial loans from Harleysville National Bank. If the Merger is not completed, we may lose all or a portion of the funds we invested in Harleysville National Corporation.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.

The Merger Agreement with Harleysville National Corporation is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: Harleysville National Corporation stockholder approval (which approval was granted by Harleysville National Corporation’s stockholders at their special meeting on January 22, 2010), regulatory approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, the Merger Agreement defines the occurrence of $350.0 million or greater in delinquent loans of Harleysville National Corporation as of any month end prior to the closing date, excluding any month end subsequent to February 28, 2010, as a material adverse effect which would allow First Niagara to terminate the Merger Agreement. In addition, certain circumstances exist where Harleysville National Corporation may choose to terminate the Merger Agreement, including: the acceptance of a superior proposal or the decline in First Niagara’s share price to below $9.28 as of the first date when all regulatory approvals for the Merger have been received combined with such decline being at least 20% greater than a corresponding price decline of the Nasdaq Bank Index, with no adjustment made to the exchange ratio by First Niagara. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

Harleysville National Corporation’s asset quality may deteriorate prior to completion of the Merger.

Harleysville National Corporation’s nonperforming assets were $133.6 million at December 31, 2009, compared to $78.5 million at December 31, 2008. Nonperforming assets as a percentage of total assets were 2.58% at December 31, 2009, compared to 1.43% at December 31, 2008. Net charge-offs for 2009 were $41.7 million, compared to $5.9 million in 2008. The allowance for credit losses increased to $66.6 million at December 31, 2009, compared to $50.0 million at December 31, 2008. Should these adverse trends continue, they will have an adverse effect on Harleysville National Corporation’s financial and capital positions, and may differ from First Niagara’s estimates thereof.

We could record future impairment losses on Harleysville National Corporation’s holdings of investment securities available for sale. We may not receive full future interest payments on these securities.

Harleysville National Corporation’s investment portfolio of securities available for sale includes trust preferred securities, private label collateralized mortgage obligations and collateralized debt obligations. Harleysville National Corporation recognized an other than temporary impairment charge totaling approximately $9.4 million for the year ended December 31, 2009 (compared to $1.9 million for the year ended December 31, 2008) as a result of impairment charges related to collateralized debt obligations, collateralized mortgage obligations and equity securities.

If the Merger is completed, we will take ownership of these securities. A number of factors or combinations of factors could cause us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these securities constitutes an additional impairment that is other than temporary, which could result in material losses to us. These factors include, but are not limited to, continued failure to make scheduled interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value. In addition, the fair values of these investment securities could decline if the overall economy and the financial condition of some of the issuers continue to deteriorate and there remains limited liquidity for these securities.

We may fail to realize the anticipated benefits of the Merger.

The success of the Merger will depend on, among other things, our ability to realize anticipated cost savings and to combine the businesses of First Niagara Bank and Harleysville National Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Harleysville National Bank nor result in decreased revenues resulting from any loss of customers. If we are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected.

First Niagara Financial Group, Inc. and Harleysville National Corporation have operated and, until the completion of the Merger, will continue to operate, independently. Certain employees of Harleysville National Corporation will not be employed by us after the Merger. In addition, employees of Harleysville National Corporation that we wish to retain may elect to terminate their employment as a result of the Merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Harleysville National Corporation’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger.

Risks relating to the notes

The notes are our obligations and not obligations of our subsidiaries and will be structurally subordinated to the claims of our subsidiaries’ creditors.

The notes are exclusively our obligations and not those of our subsidiaries. We are a holding company that conducts substantially all of our operations through our bank and non-bank subsidiaries. As a result, our ability to make payments on the notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. If we do not receive sufficient cash dividends and other distributions from our subsidiaries, it is unlikely that we will have sufficient funds to make payments on the notes.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans or other payments. In addition, any dividend payments, distributions, loans or advances to us by our subsidiaries in the future will require the generation of future earnings by our subsidiaries and may require regulatory approval. Regulations of the OTS affect the ability of First Niagara Bank to pay dividends and other distributions to us and to make loans to us. If First Niagara Bank completes its charter conversion from a federal savings bank to a national bank, similar regulations of the OCC will apply. If First Niagara Bank is unable to make dividend payments to us and sufficient capital is not otherwise available, we may not be able to make principal and interest payments on our debt, including the notes.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise will generally be subject to the prior claims of creditors of that subsidiary. Your ability as a holder of the notes to benefit indirectly from that distribution also will be subject to these prior claims. The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all existing and future liabilities and obligations of our subsidiaries, including deposits, which means that our subsidiaries’ creditors will be paid from our subsidiaries’ assets before holders of the notes would have any claims to those assets. At December 31, 2009, the aggregate amount of all debt and other liabilities of our consolidated subsidiary, including deposits, that would structurally rank senior to the notes was approximately $12.5 billion. Our subsidiaries may incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes.

The notes will be effectively junior to all of our and our subsidiaries’ secured indebtedness.

The notes will be effectively subordinated to any future secured debt we or our subsidiaries may incur, to the extent of the value of the assets securing such debt. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the notes. As a result, if holders of the notes receive any payments, they may receive less, ratably, than holders of secured indebtedness.

Although we do not currently have outstanding any secured indebtedness for money borrowed, the indenture under which the notes will be issued does not preclude us from issuing secured debt. See the section of this prospectus supplement entitled “Description of the notes—restrictive covenants”.

There are limited covenants in the indenture.

Neither we nor any of our subsidiaries is restricted from incurring additional debt or other liabilities, including additional senior debt, under the indenture. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect to incur, from time to time, additional debt and other liabilities. In addition, we are not restricted under the indenture from granting security interests over our assets, except to the extent described under “Description of the notes—restrictive covenants” in this prospectus supplement, or from paying dividends or issuing or repurchasing its securities.

In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction, reorganization, a default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you, except to the extent described under “Description of the notes—Merger, consolidation or sale of assets” included in this prospectus supplement.

The notes are not insured or guaranteed by the FDIC.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the FDIC or any other governmental agency or instrumentality. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

You may be unable to sell the notes because there is no public trading market for the notes.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or included in any automated quotation system. Consequently, the notes will be relatively illiquid and you may be unable to sell your notes. Although the representatives of the underwriters have advised us that, following completion of the offering of the notes, one or more of the underwriters currently intend to make a secondary market in the notes, they are not obligated to do so and may discontinue any market-making activities at any time without notice. Accordingly, a trading market for the notes may not develop or any such market may not have sufficient liquidity.

The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest.

We believe that the value of the notes in any secondary market will be affected by the supply and demand of the notes, the interest rate and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

United States interest rates. We expect that the market value of the notes will be affected by changes in United States interest rates. In general, if United States interest rates increase, the market value of the notes may decrease.

Our credit rating, financial condition and results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the notes.

We want you to understand that the impact of one of the factors above, such as an increase in United States interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an improvement in our credit rating.

Our credit ratings may not reflect all risks of an investment in the notes.

The credit ratings assigned to the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market, if any, for, or trading value of, your notes. In addition, real or anticipated changes in our credit ratings will generally affect any trading market, if any, for, or trading value of, your notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of investing in the notes in light of your particular circumstances.

The agreement to acquire Harleysville National Corporation

On July 26, 2009, we entered into a Merger Agreement with Harleysville National Corporation and its wholly owned subsidiary, Harleysville National Bank. At December 31, 2009, Harleysville National Corporation had $5.2 billion in assets and $3.9 billion in deposits, and through Harleysville National Bank, operated 83 branch locations in the metropolitan Philadelphia, Pennsylvania market area. Under the terms of the Merger Agreement, stockholders of Harleysville National Corporation will receive 0.474 shares of First Niagara stock for each share of common stock they own, subject to a downward adjustment in the event loan delinquencies, as defined in the Merger Agreement, of Harleysville National Corporation are equal to or greater than $237.5 million as of the month end prior to the closing date. At an exchange ratio of 0.474 shares of First Niagara common stock for each share of Harleysville National Corporation common stock, we expect to issue approximately 20.4 million shares of common stock in the Merger.

The Merger Agreement with Harleysville National Corporation is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: Harleysville National Corporation stockholder approval (which approval was granted by Harleysville National Corporation’s stockholders at their special meeting on January 22, 2010), regulatory approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, the Merger Agreement defines the occurrence of $350.0 million or greater in delinquent loans of Harleysville National Corporation as of any month end prior to the closing date, excluding any month end subsequent to February 28, 2010, as a material adverse effect which would allow First Niagara to terminate the Merger Agreement. In addition, certain circumstances exist where Harleysville National Corporation may choose to terminate the Merger Agreement, including: the acceptance of a superior proposal or the decline in First Niagara’s share price to below $9.28 as of the first date when all regulatory approvals for the Merger have been received combined with such decline being at least 20% greater than a corresponding price decline of the Nasdaq Bank Index, with no adjustment made to the exchange ratio by First Niagara. Loan delinquencies of Harleysville National Corporation were approximately $182.8 million as at December 31, 2009. Although no assurance can be given, the transaction is expected to close early in the second quarter of 2010.

On May 28, 2009, Harleysville National Bank was advised that the OCC established higher minimum capital ratios for Harleysville National Bank than the “well-capitalized” ratios generally applicable to banks under current regulations. To be “well-capitalized”, banks generally must maintain a Tier 1 leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. In the case of Harleysville National Bank, however, the OCC established higher “individual minimum capital ratios” (“IMCR”) requiring a Tier 1 leverage ratio of at least 8% of adjusted total assets, a Tier 1 risk-based capital ratio of at least 10% and a total risk-based capital ratio of at least 12%. In December 2009, we lent $50.0 million to Harleysville National Corporation, the proceeds of which Harleysville National Corporation contributed to Harleysville National Bank as Tier 1 capital. Harleysville National Corporation pledged the stock of Harleysville National Bank to us to secure repayment of the loan. Harleysville National Bank has indicated that, after giving effect to the capital contribution, it had exceeded the prompt corrective action ratios for “well-capitalized” banks; however, it is below Harleysville National Bank’s higher IMCR requirements established by the OCC. In addition, in December 2009 First Niagara Bank purchased $63.2 million of performing commercial loans from Harleysville National Bank.

Benefits of proposed acquisition of Harleysville National Corporation

The following summarizes what we believe are the anticipated benefits of the Merger:

•	The Merger is expected to result in growth in our earnings and accretion to our earnings per share. We also believe the Merger will result in an enhanced rate of capital generation.

•	The Merger moves us into a high priority market. Harleysville National Bank’s branches primarily operate in the suburban markets northwest of Philadelphia, which are among the most affluent and growing markets in the nation. We believe the expansion into these markets represents a logical geographic extension of our service area, creating a strategic rectangle between Buffalo, Pittsburgh, Philadelphia and Albany.

•	As the third largest independent financial institution in suburban Philadelphia, we believe Harleysville National Bank provides us with a meaningful foothold in this banking market. First Niagara will rank seventh, in terms of deposit market share, in the Philadelphia metropolitan statistical area and fourth in the highly attractive Montgomery County, Pennsylvania market, where Harleysville National Bank has approximately $2 billion of its $4 billion deposit base.

•	We believe our size relative to our competitors will provide us with a strategic advantage in serving a segment of the market that desires both personalized attention and access to a broad array of financial products and services offered at competitive prices. Harleysville National Bank has traditionally focused on a customer segment similar to that of First Niagara. We believe that we will be able to compete effectively in our new market through our community banking structure, which combines a broad array of competitively priced financial products and services with a focus on personalized service, responsiveness to customer needs and decentralized decision-making featuring a local management team familiar with the local community.

•	We conducted an extensive due diligence process with work by multiple parties, including a comprehensive review of the loan portfolio. The loan review process was completed by First Niagara and two external parties, consisting of an analysis of underwriting standards, key personnel interviews, analysis of loan level data, and a detailed review of 40% of the commercial portfolio. Given that we will record all acquired loans at their fair value as of the acquisition date in accordance with current accounting guidance (estimated $246.1 million negative fair value adjustment), we believe future additions to the allowance for credit losses related to such acquired loans will be minimal in the foreseeable future.

•	We believe the transaction structure provides some protection to us from significant near-term credit weakening at Harleysville National Bank. We believe we are insulated from undue risk resulting from credit deterioration given that the exchange ratio decreases if loan delinquencies are equal to or greater than $237.5 million and the consummation of the Merger is subject to loan delinquencies being less than $350.0 million under certain circumstances. At December 31, 2009, Harleysville National Corporation loan delinquencies were approximately $182.8 million.

Unaudited pro forma condensed consolidated financial information relating to the Harleysville acquisition

The following table shows information about our consolidated financial condition and operations, including per share data, after giving effect to the proposed Merger with Harleysville National Corporation. The table sets forth the information as if the transaction had become effective on December 31, 2009, with respect to financial condition data and as of January 1, 2009 with respect to operations data. The fair value adjustments contained in the unaudited pro forma condensed consolidated financial information are preliminary estimates based on data as of December 31, 2009. Final fair value adjustments will be determined as of the closing date and could differ significantly. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of First Niagara and Harleysville National Corporation incorporated by reference in this document.

In December 2007, the Financial Accounting Standards Board issued revised guidance, which retains the fundamental requirements in prior guidance that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.

This new guidance revises the definition of the acquisition date to be the date the acquirer obtains control of the acquiree. This is typically the closing date and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date. Under this new guidance all loans are transferred at fair value, including adjustments for credit, and no allowance for credit losses is carried over. In addition, the new guidance requires certain costs associated with restructuring or exit activities as of the acquisition date to be subsequently recognized as post-combination costs when those criteria are met.

While the recording of the acquired loans and leases at their estimated fair value, as required by the new guidance, will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for purposes of the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2009, we assumed no adjustments to the historic amount of Harleysville National Corporation’s provision for credit losses. If such an adjustment were estimated, there may be a reduction in the historic amounts of Harleysville National Corporation’s provision for credit losses, and that adjustment could be significant.

First Niagara anticipates that the Merger with Harleysville National Corporation will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

Unaudited pro forma combined condensed
consolidated statement of financial condition
As of December 31, 2009

		Harleysville merger
	First Niagara				First Niagara
	Financial	Assets acquired	Pro forma		Financial
	Group, Inc.	and liabilities	acquisition		Group, Inc.
(in thousands)	historical	assumed(1)	adjustments		pro forma

Assets:
Cash and cash equivalents	$236,268	$843,957	$(50,717)		$1,029,508
Securities available for sale	4,421,678	1,038,153	—		5,459,831
Securities held to maturity	1,093,552	25,324	—		1,118,876
Loans and leases	7,329,456	2,993,378	(246,060	)(3)	10,076,774
Less: Allowance for credit losses	88,303	66,620	(66,620	)(3)	88,303

Net loans and leases	7,241,153	2,926,758	(179,440)		9,988,471
Bank-owned life insurance	132,414	90,216	—		222,630
Premises and equipment, net	156,213	47,160	24,244	(4)	227,617
Goodwill	879,107	21,622	114,854	(5)	1,015,583
Core deposit and other intangibles, net	56,277	19,494	52,351	(6)	128,122
Other assets	368,171	175,112(2)	(906	)(7)	542,377

Total assets	$14,584,833	$5,187,796	$(39,614)		$19,733,015

Liabilities and stockholders’ equity:
Savings	$916,854	$319,293	$—		$1,236,147
Interest-bearing checking	1,063,065	665,039	—		1,728,104
Money market deposit accounts	3,535,736	887,423	—		4,423,159
Noninterest-bearing	1,256,537	523,475	—		1,780,012
Certificates of deposit	2,957,332	1,549,617	14,000	(8)	4,520,949

Total deposits	9,729,524	3,944,847	14,000		13,688,371
Short-term borrowings	1,674,761	122,860	(50,000	)(9)	1,747,621
Long-term borrowings	615,147	679,889	—		1,295,036
Subordinated debt	12,372	93,828	—		106,200
Other	179,368	84,801	—		264,169

Total liabilities	12,211,172	4,926,225	(36,000)		17,101,397
Stockholders’ equity	2,373,661	261,571	(3,614	)(10)	2,631,618

Total liabilities and stockholders’ equity	$14,584,833	$5,187,796	$(39,614)		$19,733,015

(1)	Represents the assets acquired and liabilities assumed in the Merger with Harleysville National Corporation. Figures in this column are derived from the audited financial statements of Harleysville National Corporation as of December 31, 2009.

(2)	Accrued interest receivable on the loans acquired is included in other assets. Accrued interest receivable is not considered to be material to this unaudited pro forma combined condensed consolidated treatment of financial condition.

(3)	The purchase accounting adjustment on loans relates to the estimated fair value adjustment, which includes both an interest rate component and a credit adjustment for estimated lifetime losses. Accordingly, the allowance for credit losses at Harleysville cannot be carried over.

(4)	The pro forma adjustment includes anticipated capital expenditures.

(5)	The pro forma adjustment results from recording the acquired assets and liabilities at fair value. These adjustments are preliminary and are subject to change. The final adjustments will be calculated as of the closing date and may be materially different than those presented here.

(6)	Represents the estimated fair value of the core deposit and other intangible assets associated with deposit liabilities assumed.

(7)	The pro forma adjustment represents the net deferred tax asset associated with the fair value adjustments related to the acquired assets and assumed liabilities, and the settlement of the $50.0 million lent to Harleysville National Corporation by First Niagara in December 2009.

(8)	The purchase accounting adjustment on deposits relates to the estimated fair value adjustment of the certificate of deposit liabilities.

(9)	Represents the settlement of the $50.0 million borrowed from First Niagara by Harleysville National Corporation in December 2009.

(10)	The pro forma adjustment represents the net impact of the issuance of First Niagara common stock valued at $284.4 million (based on the closing price of First Niagara common stock of $13.91 on December 31, 2009) in connection with the Merger, the elimination of Harleysville National Corporation stockholders’ equity, the aftertax integration expenses (approximately $26.5 million), primarily professional, legal and conversion related expenditures and a charitable contribution to First Niagara Bank Foundation in support of charitable giving in Southeastern Pennsylvania. The actual equity adjustment will be based on the fair value of First Niagara’s common stock on the date that the acquisition closes and could be materially different than the amount presented here.

Unaudited pro forma condensed consolidated
statement of income
for the year ended December 31, 2009(1)

	First Niagara	Harleysville
	Financial	National	Pro forma
	Group, Inc.	Corporation	acquisition		Pro forma
(in thousands, except per share amounts)	historical	historical	adjustments		combined

Interest income:
Loans and leases	$360,689	$177,657	$(12,660	)(2)	$525,686
Investment securities and other	130,069	53,154	(3,600	)(2)	179,623

Total interest income	490,758	230,811	(16,260)		705,309
Interest expense:
Deposits	73,551	72,022	(6,000	)(2)	139,573
Borrowings	52,807	28,916	–		81,723

Total interest expense	126,358	100,938	(6,000)		221,296
Net interest income	364,400	129,873	(10,260)		484,013
Provision for credit losses	43,650	58,321	–		101,971

Net interest income after provision for credit losses	320,750	71,552	(10,260)		382,042

Noninterest income:
Banking services	49,538	17,284	–		66,822
Insurance and benefits consulting	48,958	–			48,958
Lending and leasing	10,888	9,018	–		19,906
Wealth management services	8,555	18,096	–		26,651
Bank owned life insurance	5,251	3,133	–		8,384
Gain (loss) on sales of securities, net	1,211	11,418	–		12,629
Other-than-temporary impairment (OTTI) losses on available for sale securities	(1,982)	(16,638)	–		(18,620)
Portion of OTTI losses recognized in other comprehensive loss (before taxes)	–	7,239	–		7,239

Net OTTI losses recognized in operations on available for sale securities	(1,982)	(9,399)	–		(11,381)

Other	3,556	14,108	–		17,664

Total noninterest income	125,975	63,658	–	(3)	189,633
Noninterest expense:
Salaries and employee benefits	161,548	71,093	–		232,641
Occupancy and equipment	29,113	21,227	–		50,340
Federal deposit insurance premiums	16,668	13,473	–		30,141
Amortization of core deposit and other intangibles	9,418	4,315	14,368	(4)	28,101
Merger and acquisition integration expenses	31,467	–	39,122	(5)	70,589
Goodwill impairment	–	214,536	–		214,536
Litigation settlement	2,845	–	–		2,845
Other	75,613	43,098	5,000	(6)	123,711

Total noninterest expense	326,672	367,742	58,490	(7)	752,904

Income (loss) before income taxes	120,053	(232,532)	(68,750)		(181,229)
Income tax (expense) benefit	40,676	(13,057)	(27,500	)(8)	119

Net income (loss)	79,377	(219,475)	(41,250)		(181,348)
Preferred stock dividend	3,731	–	–		3,731
Accretion of preferred stock discount	8,315	–	–		8,315

Net income (loss) available to common stockholders	$67,331	$(219,475)	$(41,250)		$(193,394)

Earnings (loss) per common share:
Basic	$0.46	$(5.09)	$—		$(1.16)
Diluted	$0.46	$(5.09)	$—		$(1.16)
Weighted average common shares outstanding:
Basic	146,833	43,079	20,448	(9)	167,281
Diluted	147,205	43,079	20,448	(9)	167,281

(1)	Assumes the Merger of Harleysville National Corporation was completed at the beginning of the period presented. Pro forma statement of income does not reflect results from NatCity branches for any period prior to the Branch Acquisition on September 4, 2009.

(2)	The pro forma acquisition adjustments reflect the amortization/accretion of fair market value adjustments related to loans, investment securities and deposits utilizing the interest method over the estimated lives of the related asset or liability.

(3)	Noninterest income does not reflect revenue enhancement opportunities.

(4)	Represents amortization of core deposit intangible using an accelerated method over 10 years.

(5)	The pro forma acquisition adjustment reflects integration expenses, primarily professional, legal and conversion related expenditures.

(6)	The pro forma acquisition adjustment reflects a charitable contribution to First Niagara Bank Foundation in support of charitable giving in Southeastern Pennsylvania.

(7)	Noninterest expenses do not reflect anticipated cost savings.

(8)	Reflects the tax impact of the pro forma acquisition adjustments at First Niagara’s statutory income tax rate of 40%.

(9)	The pro forma acquisition adjustment reflects the 20.4 million shares expected to be issued in connection with the Merger. However, the Merger Agreement establishes loan delinquency thresholds and provides for a reduction in the exchange ratio and the ability to terminate the Merger Agreement in the event of specific increases in Harleysville National Corporation loan delinquencies. As of December 31, 2009 Harleysville National Corporation loan delinquencies were approximately $182.8 million.

Use of proceeds

We expect to receive net proceeds from this offering of approximately $      million after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use a portion of the proceeds to (i) redeem our $150.0 million 12% Senior Notes due September 10, 2014 issued to NatCity in connection with the Branch Acquisition and (ii) repay $50.0 million outstanding under a line of credit extended by Fifth Third Bank, and the remainder will be used for general corporate purposes. The Fifth Third Bank line of credit carries an interest rate of LIBOR plus 150 basis points, which for December 2009 produced a weighted average interest rate of 1.74%, and has a final maturity date of March 29, 2010. The proceeds of our Senior Notes due September 10, 2014 and proceeds from the Fifth Third Bank line of credit were used for general corporate purposes.

Capitalization

The following table sets forth our consolidated capitalization as of December 31, 2009, on an actual basis, on a pro forma basis, giving effect to the proposed Merger with Harleysville National Corporation, and as further adjusted to give effect also to the issuance of the notes offered hereby and repayment of (i) the $150.0 million 12% Senior Notes due September 10, 2014 issued to NatCity in connection with the Branch Acquisition, and (ii) $50.0 million outstanding on the line of credit extended by Fifth Third Bank.

	As of December 31, 2009
		Pro Forma(1)
		Harleysville
(in thousands)	Actual	Merger	As adjusted

Debt
Deposits	$9,729,524	$13,688,371		$13,688,371
Short-term borrowings	1,674,761	1,747,621
Long-term borrowings	615,147	1,295,036
Subordinated debt	12,372	106,200		106,200
Other	179,368	264,169		264,169

Total liabilities	$12,211,172	$17,101,397	$
Stockholders’ equity
Common stock	$1,948	$2,152		$2,152
Additional paid-in capital	2,128,196	2,412,422		2,412,422
Retained earnings	352,948	326,475		326,475
Accumulated other comprehensive income	2,514	2,514		2,514
Common stock held by ESOP, 2,874,196 shares	(22,382)	(22,382)		(22,382)
Treasury stock, at cost, 6,595,500 shares	(89,563)	(89,563)		(89,563)

Total stockholders’ equity	$2,373,661	$2,631,618		$2,631,618

Total capitalization	$14,584,833	$19,733,015	$

(1)	Pro forma for approximately 20.4 million shares issued upon the Merger with Harleysville National Corporation.

Regulatory matters

As a savings and loan holding company, we are subject to regulation and supervision by the OTS, which has enforcement authority over us. Among other responsibilities, this authority permits the OTS to restrict or prohibit activities that are determined to be a risk to First Niagara Bank. The OTS examines us periodically and prepares reports for the consideration of our Board of Directors on any operating deficiencies that they may identify. The OTS may expect us to act as a source of support to First Niagara Bank. In the event of a savings and loan holding company’s bankruptcy, any commitment by a savings and loan holding company to a federal bank regulator to maintain the capital of a subsidiary bank should be assumed by the bankruptcy trustee and may be entitled to a priority of payment. If our application to become a bank holding company is approved, we will be required under applicable law and regulations of the Federal Reserve Board to act as a source of financial strength to First Niagara Bank and any other bank subsidiaries. See “— Applications to become a bank holding company and convert First Niagara Bank to a national bank” below.

First Niagara Bank is examined and supervised by the OTS and, to a lesser extent, the FDIC, while the Commercial Bank is subject to regulation by the New York State Banking Department, as well as by the FDIC as its primary federal regulator. First Niagara Bank is a member of, and owns stock in, the FHLB, which is one of the twelve regional banks in the Federal Home Loan Bank System, and is also regulated, to a lesser extent, by the Federal Reserve Board with respect to reserves that we are required to maintain against deposits and other operational matters. Our relationship with our depositors and borrowers is also regulated to a great extent by both federal and state laws, especially in matters concerning privacy, the ownership of deposit accounts and the form and content of loan documents.

There are numerous governmental requirements and regulations that affect our business activities. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, savings and loan holding companies and their subsidiaries and specific information relevant to First Niagara, please refer to our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference in this prospectus supplement, and any subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the OTS, the FDIC and the Federal Reserve Board, among other factors. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Applications to become a bank holding company and to convert First Niagara Bank to a national bank

On November 27, 2009, we applied to the Federal Reserve Board to become a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”). If our application is granted, we would be regulated on a consolidated basis by the Federal Reserve Board rather than the OTS. In connection with this application, on December 3, 2009, First Niagara Bank, our wholly owned federal savings bank subsidiary, applied to the OCC to become a national bank organized under the National Bank Act. If that application is granted, First Niagara Bank would have as its primary regulator the OCC rather than the OTS.

The laws and regulations applicable to us as a bank holding company whose principal subsidiary is a national bank will, of course, differ in some respects from the laws and regulations to which we are currently subject. For example:

•	The BHC Act limits the business of bank holding companies to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, and engaging in activities that the Federal Reserve Board has determined, by order or regulation, are so closely related to banking as to be a proper incident thereto.

•	The Federal Reserve Board applies capital requirements—both risk-based and leverage—to bank holding companies. Although the OTS regulates the capital of savings and loan holding companies, it does not apply specific capital regulations or guidelines to savings and loan holding companies.

•	Under the BHC Act and the Federal Reserve Board’s Regulation Y, we will be expected to act as a source of financial strength to First Niagara Bank and any other bank subsidiaries and to commit capital and financial resources to those subsidiaries. The required support may be needed at times when, absent the source of strength requirement, we may not find ourselves able to provide it.

•	Restrictions under OTS regulations on First Niagara Bank’s ability to make commercial loans will no longer apply.

We do not anticipate that the differences in the regulatory structure that would apply to us as a bank holding company whose principal subsidiary is a national bank, as opposed to a savings and loan holding company whose principal subsidiary is a federal savings bank, will have a material impact on our operations or plans for growth.

Change of control regulations

Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the OTS has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, OTS regulations provide that no company may acquire control of a federal savings bank without the prior approval of the OTS. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the OTS.

“Control”, as defined under federal law, means ownership or control of, or holding irrevocable proxies representing, 25% or more of any class of voting stock, control in any manner of the election of a majority of the federal savings bank’s directors, or a determination by the OTS that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. An acquisition of more than 10% of any class of a federal savings bank’s voting stock, if the acquirer is also subject to any one of eight “control factors”, constitutes a rebuttable determination of control under the regulations. Such control factors include the acquirer being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings.

The OTS may prohibit an acquisition of control if it finds, among other things, that:

1. the acquisition would result in a monopoly or substantially lessen competition;

2. the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

3. the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

Description of the notes

General

The notes will be a series of our senior debt securities. The notes will be issued under the second supplemental indenture, to be entered into before issuance of the notes, to a senior notes indenture, dated as of September 4, 2009, between us and The Bank of New York Mellon, a New York banking corporation, as trustee (the “trustee”). Throughout this summary, we refer to the senior notes indenture, as supplemented, as the “indenture”. The trustee’s main role is to enforce your rights against us if we default. The following description of the notes may not be complete and is subject to and qualified in its entirety by reference to the indenture. Wherever we refer to particular sections or defined terms of the indenture, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus supplement.

The notes will be issued in fully registered book-entry form without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the notes on any securities exchange. The notes will be unsecured and will rank equally among themselves and with all of our other unsecured and unsubordinated indebtedness.

Since we are a holding company, our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon the liquidation or reorganization of any of our subsidiaries will be subject to prior claims of the creditors of any such subsidiary, including, in the case of First Niagara Bank, its depositors, except to the extent that we are a creditor of such subsidiary with recognized claims against the subsidiary. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the FDIC or any other governmental agency or instrumentality. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

The notes will initially be limited to an aggregate principal amount of $     . We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series.

The notes will mature at 100% of their principal amount on     (the “maturity date”). The notes will not be entitled to any sinking fund.

Payments of principal and interest to owners of the book-entry interests described below are expected to be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants.

Interest

The notes will bear interest at an annual rate equal to     %. Interest on the notes will be payable semi-annually in arrears on           and           of each year (each such date, an “interest payment date”), beginning on          , 2010, to the persons in whose names the notes are registered at the close of business on the preceding           and           of each year. Interest on the notes at the maturity date will be payable to the persons to whom principal is payable. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest payments on the notes will be the amount of interest accrued from and including          , 2010 or the most recent interest payment date on which interest has been paid to but excluding the interest payment date or the maturity date, as the case may be.

If an interest payment date, redemption date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the notes or such payment will accrue for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

When we refer to a “business day” with respect to the notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Ranking

The notes will be senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness and will be effectively subordinated to our future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries. Because we are a holding company, our right to participate in any distribution of the assets of our banking or nonbanking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus the ability of a holder of notes to benefit indirectly from such distribution, is subject to prior claims of creditors of any such subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries, including First Niagara Bank, may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under our contracts or otherwise to make any funds available to us. Our subsidiaries may, without notice or consent of the holders of the notes, incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes. As of December 31, 2009, our consolidated subsidiary had, in the aggregate, outstanding debt and other liabilities, including deposits, of approximately $12.5 billion, all of which would structurally rank senior to the notes in case of liquidation or otherwise.

First Niagara may from time to time, without notice or consent of the holders of the notes, incur additional senior indebtedness ranking equally with the notes as well as additional subordinated indebtedness ranking junior to the notes.

Optional redemption by us

We will have the option to redeem the notes in whole or in part, at any time, at a redemption price equal to the greater of (A) 100% of the principal amount of the notes to be redeemed or (B) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, not including any portion of such payments of interest accrued as of the date on which the notes are to be redeemed, discounted to the date on which the notes are to be redeemed on a semiannual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described below plus          basis points, in each case plus accrued interest on the notes to be redeemed to the date on which the notes are to be redeemed.

We will utilize the following procedures to calculate the adjusted treasury rate described in the previous paragraph. We will appoint J.P. Morgan Securities Inc. or its successor, Goldman, Sachs & Co. or its successor, and one or more other primary U.S. Government securities dealers in New York City as reference dealers, and we will appoint J.P. Morgan Securities Inc. or its successor to act as our quotation agent. If either J.P. Morgan Securities Inc. or its successor or Goldman, Sachs & Co. or its successor is no longer a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in its place as a reference dealer.

The quotation agent will select a United States Treasury security which has a maturity comparable to the remaining maturity of our notes which would be used in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of our notes. The reference dealers will provide us with the bid and asked prices for that comparable United States Treasury security as of 5:00 p.m. on the third business day before the redemption date. We will calculate the average of the bid and asked prices provided by each reference dealer, eliminate the highest and the lowest reference dealer quotations and then calculate the average of the remaining reference dealer quotations.

However, if we obtain fewer than three reference dealer quotations, we will calculate the average of all the reference dealer quotations and not eliminate any quotations. We call this average quotation the comparable treasury price. The adjusted treasury rate will be the semiannual equivalent yield to maturity of a security whose price is equal to the comparable treasury price, in each case expressed as a percentage of its principal amount.

We may redeem the notes at any time on a redemption date of our choice. However, we must give the holders of such notes notice of the redemption not less than 30 days or more than 60 days before the redemption date. We will give the notice in the manner described under “—Notices.” If we elect to redeem fewer than all the notes, the trustee will select the particular notes to be redeemed on a pro rata basis, by lot or by such other method of random selection, if any, that the trustee deems fair and appropriate.

Restrictive covenants

Limitations on sales and issuance of voting shares

Under the indenture, as long as any notes are outstanding, we have agreed not to (i) issue, sell or otherwise dispose of any voting shares of any principal subsidiary bank or any securities convertible into or rights to subscribe to such voting shares, (ii) permit the merger or consolidation of any principal subsidiary bank with or into any other corporation, or (iii) permit the sale or other disposition of all or substantially all of the assets of any principal subsidiary bank, in each case unless after giving effect to such transaction we would own, directly or indirectly, at least 80% of the voting shares of such principal subsidiary bank.

The indenture defines a principal subsidiary bank as First Niagara Bank or any other subsidiary bank, the consolidated assets of which constitute 20% or more of our consolidated assets or any other subsidiary bank designated as a principal subsidiary bank pursuant to a board resolution and set forth in an officers’ certificate delivered to the trustee. The indenture defines voting shares as outstanding shares of capital stock of any class having voting power under ordinary circumstances to elect at least a majority of the board of directors.

Notwithstanding the foregoing, this covenant does not prohibit any such transaction if:

•	required by any law or any regulation or order of any governmental authority;

•	required as a condition imposed by law, regulation or order to the acquistion by us of certain other entities also designated as principal subsidiary banks;

•	after such transaction, we own not less than the percentage of voting shares of the principal subsidiary bank subject to the transaction that we owned prior to such transaction;

•	the proceeds of such transaction are used to invest within a certain amount of time in a subsidiary bank the assets of which are equal to at least 80% of the assets of the principal subsidiary bank being disposed of; or

•	such transaction is with First Nigara or another principal subsidiary bank, so long as, in the case of another principal subsidiary bank, First Niagara owns at least 80% of the voting shares of the surviving principal subsidiary bank.

Limitation on liens

As long as any of the notes are outstanding, we will not, and will not permit any subsidiary (defined as any corporation a majority voting shares of which are owned directly or indirectly by us or any other subsidiary) to, pledge, mortgage or hypothecate or permit to exist any pledge, mortgage or hypothecation or other lien upon any voting shares of any principal subsidiary bank or any subsidiary to secure any indebtedness for borrowed money without making effective provisions whereby the notes then outstanding shall be equally and ratably secured with any and all such indebtedness.

Notwithstanding the foregoing, this covenant does not prohibit the mortgage, pledge or hypothecation of, or the establishment of a lien:

•	to secure our indebtedness or the indebtedness of a subsidiary as part of the purchase price of such voting shares, or incurred prior to, at the time of or within 120 days after acquisition thereof for the purpose of financing all or any part of the purchase price thereof;

•	by the acquisition by us or any subsidiary of any voting shares subject to mortgages, pledges, hypothecations or other liens existing thereon at the time of the acquisition (whether or not the obligations secured thereby are assumed by us or such subsidiary);

•	by the assumption by us or any subsidiary of obligations secured by mortgages on, pledge or hypothecations of, or other liens on, any such voting shares, existing at the time of the acquisition by us or such subsidiary of such voting shares;

•	by the extension, renewal or refunding (or successive extensions, renewals or refundings), in whole or in part, of any mortgage, pledge, hypothecation or other lien referred to in the foregoing three bullets; provided, however, that the principal amount of any and all other obligations and indebtedness secured thereby shall not exceed the principal amount not secured at the time of each extension, renewal or refunding, and that such extension, renewal or refunding shall be limited to all or a part of the voting shares that were subject to the mortgage, pledge, hypothecation or other lien so extended, renewed or refunded; or

•	by liens to secure loans or other extensions of credit by a subsidiary bank subject to Section 23A of the Federal Reserve Act or any successor or similar federal law or regulations promulgated thereunder.

This covenant also does not prohibit:

•	liens for taxes, assessments or other governmental charges or levies which are not yet due or are payable without penalty or of which the amount, applicability or validity is being contested by us or a subsidiary in good faith by appropriate proceedings and we or such subsidiary has set aside on the books adequate reserves with respect thereto (segregated to the extent required by generally accepted accounting principles); or

•	the lien of any judgment, if such judgment shall not have remained undischarged, or unstayed on appeal or otherwise, for more than 60 days.

Merger, consolidation or sale of assets

We may consolidate with or merge into any other corporation, or convey or transfer our properties and assets substantially as an entirety to any person or entity, provided that:

•	the corporation formed by such consolidation or into which we are merged or the person or entity which acquires by conveyance or transfer our properties and assets substantially as an entirety is a corporation organized and existing under the laws of the United States or any State or the District of Columbia, and expressly assumes by supplemental indenture the due and punctual payment of the principal of and interest on all of the outstanding notes and the due and punctual performance and observance of all of the covenants and conditions to be performed by us contained in the indenture;

•	immediately after giving effect to the transaction, no event of default or default under the indenture, and no event which, after notice or the lapse of time or both, would become an event of default or a default, shall have occurred and be continuing;

•	if, as a result of the transaction, our property or assets would be subject to a mortgage, pledge, lien, security interest or other encumbrance that would not be permitted under the indenture, we or such successor person, as the case may be, shall take steps to secure the notes equally and ratably with (or prior to) all indebtedness secured in the transaction; and

•	certain other conditions that are described in the indenture are met.

Upon any such consolidation or merger, or conveyance or transfer, the successor corporation formed, or into which we are merged or to which such conveyance or transfer is made, shall succeed to, and be substituted for, us under the indenture.

This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of all or substantially all of our assets. There are no covenants or other provisions in the indenture providing for a put or increased interest or that would otherwise afford holders of the notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Although there is a limited body of case law interpreting the phrase “substantially as an entirety” and similar phrases, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve the property or assets of a person “substantially as an entirety”.

Additional notes

We may in the future from time to time, without notice to or consent of the holders of the notes, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for any differences in the issue date and price and interest accrued prior to the issue date of the additional notes; provided that no such additional notes may be issued unless they will be fungible with the notes offered hereby for U.S. federal income tax and securities law purposes; and provided, further, that the additional notes have the same CUSIP number as the notes offered hereby. The notes offered hereby and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred and is continuing with respect to the notes.

Events of default, notice and waiver

Each of the following “Events of Default” set forth in the indenture will be applicable to the notes:

(1) we fail for 30 days to pay any interest payable on the notes;

(2) we fail to pay the principal of the notes when due;

(3) we default in the performance of or breach any other covenant or warranty we made in the indenture with respect to the notes which has continued for 90 days after written notice as provided for in accordance with the indenture by the trustee or the holders of at least 25% in principal amount of the notes; and

(4) certain events of bankruptcy, insolvency or reorganization of us occur.

If there is a continuing event of default under the indenture with respect to the notes, then the trustee or the holders of not less than 25% of the total principal amount of the notes may declare immediately due and payable the principal amount of the notes. However, at any time after a declaration of acceleration with respect to the notes then outstanding has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the notes may rescind and annul such declaration and its consequences if:

•	we deposit with the trustee all required payments of the principal of, and interest on the notes (and, to the extent lawful, interest on overdue installments of interest) plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	all events of default, other than the nonpayment of accelerated principal of the notes, have been cured or waived as provided in the indenture.

The indenture also provides that the holders of not less than a majority in principal amount of the notes may waive any past default with respect to the notes and its consequences, except a default consisting of:

•	our failure to pay the principal of or interest on the notes; or

•	a default relating to a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holders of each outstanding note.

The trustee is generally required to give notice to the holders of the notes within 60 days of an uncured default of which the trustee has actual notice under the indenture.

The indenture provides that no holder of the notes may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless such holder has previously given notice to the trustee of a default or an event of default and the trustee fails to act for 60 days after:

•	it has received a written request to institute proceedings in respect of a default or an event of default from the holders of not less than 25% in principal amount of the notes, as well as an offer of indemnity satisfactory to the trustee; and

•	no direction inconsistent with such written request has been given to the trustee during that 60-day period by the holders of a majority in principal amount of the notes.

Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of the notes, unless the holders of the notes have offered to the trustee security or indemnity satisfactory to it. Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the notes not joining in the direction.

Modification of the indenture

Modification and amendment of the indenture may be made only with the consent of the holders of not less than a majority in principal amount of the notes. However, no modification or amendment may, without the consent of each holder affected thereby, do any of the following:

•	change the stated maturity or due date of the principal of or interest payable on the notes or change any place of payment where or the currency in which such principal and interest is payable;

•	reduce the principal amount of or the rate or amount of interest on the notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes;

•	reduce the percentage of the holders of the notes necessary to modify or amend the indenture, or to waive compliance with certain provisions thereof or certain defaults and consequences thereunder; or

•	modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants with respect to the notes, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holders of the notes.

We and the trustee may modify or amend the indenture, without the consent of any holder of the notes for any of the following purposes:

•	to evidence the succession of another person to us as obligor under the indenture;

•	to evidence and provide for the acceptance or appointment of a successor trustee with respect to the notes or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to add to the covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us in the indenture, provided that such action shall not adversely affect the interests of the holders of the notes in any material respect;

•	to add additional events of default for the benefit of the holders of the notes;

•	to add or change any provisions of the indenture to facilitate the issuance of notes in bearer form, or to permit or facilitate the issuance of notes in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the notes in any material respect;

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect the interests of the holders of the notes in any material respect;

•	to secure the notes;

•	to establish the form of any securities and to provide for the issuance of any series of securities under the indenture and to set forth the terms thereof;

•	to qualify the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); or

•	to comply with the rules and regulations of any securities exchange or automated quotation system on which any of the Securities may be listed or traded.

Discharge of obligations

Under the indenture, we may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation. We can discharge these obligations by irrevocably depositing with the trustee funds in United States dollars or government obligations in an amount sufficient to pay the entire indebtedness on the notes, including the principal of and interest payable on the notes to the date of the deposit, if the notes have become due and payable, or to the maturity date, if the notes have not yet become due and payable. If the notes are not to become due and payable within one year of the date of such deposit or are not to be called for redemption within one year of the date of such deposit, we must provide notice of such deposit to the holders of the notes.

Book-entry, delivery and form

General

The notes offered hereby will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be issued on the issue date therefor only against payment in immediately available funds.

The notes offered hereby initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive, fully registered form without interest coupons, which we refer to as the “global notes.”

The global notes will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee for credit to an account of a direct or indirect participant in DTC (including the Euroclear System (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”)), as described below under “—Depositary procedures.”

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Exchange of book-entry notes for certificated notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depositary procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them.

We do not take any responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters. DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and facilitate the clearance and settlement of transactions in those securities between DTC’s participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.”

Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•	ownership of such interests in the global notes will be maintained by DTC (with respect to its participants) or by DTC’s participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) that are participants or indirect participants in such system. Euroclear and Clearstream will hold interests in the notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which are Euroclear Bank, S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. The depositaries, in turn, will hold interests in the notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

All interests in a global note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of these systems. The laws of some jurisdictions require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of book-entry notes for certificated notes.”

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest on, a global note registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any of our respective agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us.

None of us or the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their depositaries. Crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositaries to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited and reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and the procedures may be discontinued at any time. None of us or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy thereof.

Exchange of book-entry notes for certificated notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act, or

•	if there shall have occurred and be continuing an event of default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Same-day settlement and payment

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Trustee

The Bank of New York Mellon will act as trustee for the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Additionally, we maintain banking relationships with The Bank of New York Mellon and its affiliates in the ordinary course of business. These banking relationships include The Bank of New York Mellon serving as trustee under the indenture involving our existing debt securities and providing us with general banking services. Upon the occurrence of an event of default or an event which, after notice or lapse of time or both, would become an event of default under the notes, or upon the occurrence of a default under another indenture under which The Bank of New York Mellon serves as trustee, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the indenture. In that event, we would be required to appoint a successor trustee.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing Law

The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

Material United States federal income tax consequences

This section describes the material United States federal income tax consequences of owning the notes we are offering. It applies to you only if you acquire notes in the initial offering at the initial offering price and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that owns notes that are a hedge or that are hedged against interest rate risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes;

•	a United States holder (as defined below) whose functional currency for tax purposes is not the United States dollar;

•	a United States expatriate; or

•	a person liable for alternative minimum tax.

If you purchase notes at a price other than the initial offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. You should consult your tax advisor with respect to such proposals.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

United States holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or individual resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “Non-United States holders” below.

Payments of interest. You will be taxed on interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Purchase, sale and retirement of the notes. Your tax basis in your note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be taxable as ordinary income to the extent not previously included in income), and your tax basis in your note. Capital gain of a non-corporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year (such maximum rate is scheduled to increase to 20% for taxable years beginning on or after such date). The deductibility of capital losses is subject to limitations.

Non-United States holders

This subsection describes the tax consequences to a non-United States holder. You are a non-United States holder if you are the beneficial owner of a note and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

If you are a United States holder, this subsection does not apply to you.

Under current United States federal income tax law, no withholding of United States federal income tax will apply to a payment of interest on a note to a non-United States holder under the “Portfolio Interest Exemption,” provided that:

•	the payment of interest is not effectively connected with the holder’s conduct of a trade or business in the United States;

•	the non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-United States holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership; and

•	the non-United States holder satisfies the statement requirement by providing to the paying agent, in accordance with specified procedures, a statement to the effect that the holder is not a United States person (generally through the provision of a properly executed IRS Form W-8BEN).

If a non-United States holder cannot satisfy the requirements of the Portfolio Interest Exemption described above, payments of interest on the notes made to a non-United States holder would be subject to a 30% United States federal withholding tax, unless that holder provides its withholding agent with a properly executed (i) IRS Form W-8BEN or other applicable certification claiming an exemption from or reduction of withholding under an applicable United States income tax treaty; or (ii) IRS Form W-8ECI stating that the payment of interest on the notes is not subject to withholding tax because it is effectively connected with that holder’s conduct of a trade or business in the United States.

If a non-United States holder is engaged in a trade or business in the United States (and, if one of certain tax treaties applies, if the non-United States holder maintains a permanent establishment within the United States in connection with that trade or business) and the interest on the notes is effectively connected with the conduct of that trade or business (and, if one of certain tax treaties applies, attributable to that permanent establishment), that non-United States holder will be subject to United States federal income tax on the interest on a net income basis in the same manner as if that non-United States holder were a United States holder. In addition, a non-United States holder that is a foreign corporation that is engaged in a trade or business in the United States may be subject to a 30% (or, if one of certain tax treaties applies, any lower rates as provided in that treaty) branch profits tax on any interest that is effectively connected with the conduct of that trade or business.

Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States (and, if one of certain tax treaties applies, is attributable to a permanent establishment maintained by the non-United States holder within the United States); or

•	the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Backup withholding and information reporting

In general, if you are a United States holder, we and other payors are required to report to the IRS all payments of principal, premium, if any, and interest on your note, unless you are a corporation or other exempt recipient. In addition, we and other payors are required to report to the IRS any payment of proceeds from the disposition of a note by you before maturity within the United States. Additionally, backup withholding will apply to any such payments if you fail to provide an accurate taxpayer identification number or a certification that you are not subject to backup withholding, or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

In general (and except as described below), if you are a non-United States holder, backup withholding and information reporting will not apply to the payment of interest to you on the notes, or to the proceeds from the disposition of the notes by you, in each case, if you certify under penalties of perjury that you are a non-United States person and the payor does not have actual knowledge or reason to know to the contrary. In general, if the notes are not held through a qualified intermediary, the amount of interest payments, the name and address of the beneficial owner and the amount, if any, of tax withheld with respect to these payments may be reported to the IRS.

Generally, backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished to the IRS.

Certain ERISA considerations

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition or holding of the notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, certain of our affiliates or the underwriters are or become a party in interest or disqualified person may result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions include, without limitation, PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transactions provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of securities offered hereby nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be acquired or held by any person investing “plan assets” of any Plan, Plan Asset Entity or Non-ERISA Arrangement, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Any purchaser or holder of the notes or any interest therein will be deemed to have represented by its acquisition and holding of the notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing or holding the notes on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2) the acquisition and holding of the notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering acquiring the notes on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments as well as the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any applicable Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives or underwriters that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement, dated March   , 2010 (the “underwriting agreement”), the underwriters named below (the “underwriters”), for whom J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as representatives (the “representatives”), have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of notes set forth opposite their names below:

Principal
Underwriter	amount of notes

J.P. Morgan Securities Inc.	$
Goldman, Sachs & Co.
Janney Montgomery Scott LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of     % of the principal amount of the notes. The underwriters and the selling group members may allow a discount of     % of the principal amount of the notes on sales to other brokers/dealers. After the initial offering of the notes, the price to public and other selling terms may from time to time be varied by the underwriters. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Some of our officers and directors may purchase notes in the offering.

The aggregate proceeds to us are set forth on the cover page of this prospectus supplement before deducting our expenses in offering the notes. We estimate that we will pay approximately $      for expenses, excluding underwriting discounts, allocable to the offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

We have agreed for a period from the date of this prospectus supplement through and including the date that is ten days after the date of this prospectus supplement, without the prior written consent of the representatives, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any securities that are substantially similar to the notes, that are issued or guaranteed by us and that have a tenor of more than one year.

The notes are new issues of securities with no established trading market. One or more underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are listed on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received, and may in the future receive, customary fees and commissions for these transactions.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by First Niagara of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to First Niagara; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Validity of notes

The validity of the notes offered hereby will be passed upon for us by Sullivan & Cromwell LLP and certain legal matters in connection with the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

Our consolidated statements of condition as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, and changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of

December 31, 2009, included in our 2009 Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph describing the adoption of the provisions of Statement of Financial Accounting Standards No. 141(R), Business Combinations (included in Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations), in 2009.

The consolidated balance sheets of Harleysville National Corporation and its subsidiaries (Harleysville) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and the management’s assessment of the effectiveness of internal control over financial reporting of Harleysville as of December 31, 2009 included in the Current Report on Form 8-K of First Niagara Financial Group, Inc., filed with the SEC on March 16, 2010, which is incorporated by reference into this prospectus and elsewhere in the registration statement, have been so incorporated by reference upon reliance of the report of Grant Thornton LLP (which report on the consolidated financial statements of Harleysville expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption by Harleysville of Financial Accounting Standards Board Statement (FASB) ASC 820, Fair Value Measurements and Disclosures, and the fair value option under FASB ASC 825, Financial Instruments, on January 1, 2008), independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

PROSPECTUS

First Niagara Financial Group, Inc.

Common Stock
Preferred Stock
Depositary Shares
Debt Securities
Senior Debt Securities
Subordinated Debt Securities
Purchase Contracts
Units
Warrants
Guarantees

First Niagara Financing Trust I
First Niagara Financing Trust II
First Niagara Financing Trust III

Preferred Securities

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or our unsecured obligations and will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency and may involve investment risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 16, 2010.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus together are an offer to sell only the shares offered hereby and thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, separately, together or in units, purchase contracts, units, warrants, preferred stock, depositary shares representing interests in preferred stock, debt securities, including senior debt securities and subordinated debt securities, common stock, preferred securities of First Niagara Financing Trust I, First Niagara Financing Trust II and First Niagara Financing Trust III (together, the “Financing Trusts”) and guarantees by First Niagara Financial Group, Inc. of preferred securities of the Financing Trusts in one or more offerings.

Each time we sell securities we will provide a prospectus supplement and, if applicable, a pricing supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement and any pricing supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference therein) and any prospectus supplement or pricing supplement, you should rely on the information in that prospectus supplement or pricing supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov and on our website at https://www.fnfg.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any documents we file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and before the date that the offering of securities by means of this prospectus is completed (other than,

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in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Current Reports on Form 8-K filed on the following dates: January 14, 2010, February 25, 2010 and March 16, 2010 (relating to certain financial statements of Harleysville National Corporation);

•	our Preliminary Notice of 2010 Annual Meeting and Proxy Statement filed on Schedule 14A on March 9, 2010;

•	the description of First Niagara Financial Group, Inc. common stock set forth in the registration statement on Form 8-A (No. 023975) filed on January 15, 2003; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the underlying securities.

We will provide without charge to each person to whom a prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. A written request should be addressed to First Niagara Financial Group, Inc., 6950 South Transit Road, P.O. Box 514, Lockport, New York, 14095-0514, Attention: Investor Relations Department.

We have not included or incorporated by reference in this prospectus any separate financial statements of the Financing Trusts. We do not believe that these financial statements would provide holders of preferred securities with any important information for the following reasons:

•	we will own all of the voting securities of the Financing Trusts;

•	the Financing Trusts do not and will not have any independent operations other than to issue securities and to purchase and hold our junior subordinated debentures; and

•	we are fully and unconditionally guaranteeing the obligations of the Financing Trusts as described in this prospectus.

We do not expect that the trusts will be required to file any information with the SEC for as long as we continue to file our information with the SEC.

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement or pricing supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or pricing supplement is accurate as of any date other than the dates on the front of those documents.

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PROSPECTUS SUMMARY

This summary highlights selected information about First Niagara and a general description of the securities we may offer. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the terms of the securities we will offer, you should read carefully this entire prospectus, including the applicable prospectus supplement for the securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.

The Securities We May Offer

We may use this prospectus to offer securities in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities. We will also include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. Terms used in this prospectus will have the meanings described in this prospectus unless otherwise specified.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Common Stock

We may sell our common stock, $0.01 par value per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock; Depositary Shares

We may sell shares of our preferred stock in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

Debt Securities — Senior Debt Securities and Subordinated Debt Securities

Our debt securities, including senior debt securities and subordinated debt securities, may be senior or subordinated in priority of payment. We will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the level of seniority or subordination (as applicable), the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange and any other specific terms of the debt securities.

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Purchase Contracts

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our debt securities, preferred stock, depositary shares or common stock.

Units

We may sell any combination of one or more of the other securities described in this prospectus, together as units. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

Warrants

We may sell warrants to purchase our debt securities, shares of preferred stock or shares of our common stock. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

Preferred Securities of the Financing Trusts

Each of the Financing Trusts may sell one series of preferred securities and one series of common securities. The trust preferred securities will be offered to investors, and the common securities will be held by us. In a prospectus supplement, we will describe the specific designation, the total and per security liquidation amount of the trust preferred securities offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the trust preferred securities with respect to dividends, liquidation and dissolution, the stated value of the trust preferred securities, the voting rights of the trust preferred securities, if any, whether and on what terms the relevant Financing Trust can redeem the trust preferred securities, whether we will list the trust preferred securities on a securities exchange and any other specific terms of the series of trust preferred securities.

Guarantees of Preferred Securities of the Financing Trusts

To the extent set forth in the applicable guarantee, we will irrevocably and unconditionally agree to pay in full on a subordinated basis, as and when they become due regardless of any defense, right of set-off or counterclaim that a trust may have except for the defense of payment, certain payments or distributions with respect to preferred securities of the Financing Trusts to the holders of those preferred securities, to the extent that the Financing Trust obligated to make those payments or distributions has sufficient funds available to make the payments or distributions due on the preferred securities. If we do not make interest payments on the junior subordinated debentures held by a Financing Trust, that Financing Trust will not have sufficient funds to pay distributions on its preferred securities. Each guarantee will cover the payment of distributions and other payments on the preferred securities of the relevant Financing Trust only if and to the extent that we have made a payment of interest or principal on the junior subordinated debentures held by the Financing Trust as its sole asset. We will describe in a prospectus supplement the terms and conditions of our guarantee of preferred securities issued by a Financing Trust.

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USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise specified in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

First Niagara and the Financing Trusts may sell securities to or through underwriters to be designated at various times, and also may sell securities directly to other purchasers or through agents. The distribution of securities may be effected at various times in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The prospectus supplement for the securities we sell will describe that offering, including:

•	the name or names of any underwriters, managing underwriters, dealers or agents;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts, commissions or agents’ fees and other items constituting underwriter’s or agent’s compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by our counsel, Sullivan & Cromwell LLP. Certain matters of Delaware law relating to the validity of the trust preferred securities will be passed upon for the Financing Trusts and us by Richards, Layton & Finger, P.A.

EXPERTS

Our consolidated statements of condition as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, included in our 2009 Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph describing the adoption of the provisions of Statement of Financial Accounting Standards No. 141(R), Business Combinations (included in Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations), in 2009.

The consolidated balance sheets of Harleysville National Corporation and its subsidiaries (Harleysville) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, included in the Current Report on Form 8-K of First Niagara Financial Group, Inc., filed with the SEC on March 16, 2010, which is incorporated by reference into this prospectus and elsewhere in the registration statement, have been so incorporated by reference upon reliance of the report of Grant Thornton LLP (which report on the consolidated financial statements of Harleysville expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption by Harleysville of Financial Accounting Standards Board Statement (FASB) ASC 820, Fair Value Measurements and Disclosures, and the fair value option under FASB ASC 825, Financial Instruments, on January 1, 2008), independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

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